Capsaicin Holdings, Inc.



ANNUAL REPORT

1111 Brickell Ave, Suite 2000

Miami, FL 33131

(786) 493-0714

http://drinksandinista.com/

This Annual Report is dated April 26, 2023.

BUSINESS

Capsaicin Holdings, Inc. d/b/a Sandinista, is a Delaware corporation and is a collaboration between a group of former bartenders, professional snowboarders, and the oldest distillery in Guadalajara, Mexico, Tequilas Del Senor, founded in 1943 by Mr. Cesar Garcia Fernandez. Carefully distilled in small batches using the finest blue weber agave, the tequila is aged to Reposado for 4 months in virgin, flame-charred, French White Oak casks. Sandinista is crafted to be the smoothest spiced tequila in the world.

Emboldened by its sriracha, lime, and proprietary spice flavor, Sandinista Tequila is the true counter-culture revolution in flavored spirits. It is made with all-natural ingredients, sweetened with only Agave nectar, and made from 100% agave tequila.

Our Company IP holdings include multiple trademarks. The word Sandinista is a registered trademark of our company as well as the Agave and Swords logo, the Sandino Silhouette, and the phrase "The Spirit of Liberation".

Trademark links: https://tsdr.uspto.gov/documentviewer?caseId=sn88468453&docId=ORC20201227021352#docIndex=1&page=1

https://tsdr.uspto.gov/documentviewer?caseId=sn88166272&docId=ORC20200329031329#docIndex=1&page=1

https://tsdr.uspto.gov/documentviewer?
caseId=sn88166225&docId=ORC20200329031327#docIndex=1&page=1

https://tsdr.uspto.gov/documentviewer?
caseId=sn87575209&docId=ORC20200322032203#docIndex=1&page=1

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $47,843.00
Number of Securities Sold: 1,498,367
Use of proceeds: Brand development, inventory, operations, marketing, consulting, legal
Date: June 05, 2022
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE
Final amount sold: $266,000.00
Use of proceeds: Brand development, marketing, consulting, inventory, legal, operations.
Date: December 31, 2021
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Advisory Shares
Final amount sold: $248,997.00
Use of proceeds: Brand development, marketing
Date: May 05, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $131,424.45
Number of Securities Sold: 24,487
Use of proceeds: Brand development, inventory, operations, marketing, consulting, legal
Date: July 22, 2022
Offering exemption relied upon: Public Offering cured by rescission

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation
Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

Our first three years of operations we focused on brand development and product development. Our company put additional investment into brand development before our launch to increase our ability to differentiate our brand against the competition. We achieved significant pre-launch brand growth through alliances with action sports athletes, artists, and musicians. We anticipate the company can operate for six months with no revenue.

Foreseeable major expenses based on projections:

Our major expenses going forward will be comprised primarily of inventory costs, salaries, and marketing.

Future operational challenges:

Future operational challenges could result if our product fails to achieve the sales projections we are expecting. Additionally, we face significant market competition and the development and commercialization of spirits are highly competitive.

Future challenges related to capital resources:

The amount of capital the Company is attempting to raise in this offering is not enough to sustain the Company's high-growth strategy. Even if we sell all of the common shares offered in this Offering, the Company will need to procure funds in addition to the amount raised in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Future milestones and events:

Our plan is to achieve a positive cash flow within the next four years. Our 2023 Revenue goal is $480,000. 2024 Revenue goal is $1,500,000. 2025 Revenue goal is $3,000,000.

We plan on expanding from Colorado to California, Florida, Texas, and Missouri in the next 24 to 36 months.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $25,219.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: David Larson

David Larson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: September, 2018 - Present
Responsibilities: David Larson is one of the original Founders, CEO, Treasurer, and Director of Sandinista Tequila. He has been working with the Company since 2018. Further, David boasts extensive executive experience in marketing and finance. Coming from a multi-generational food and wine heritage, Mr. Larson saw an opportunity to create a spiced tequila that would be driven in branding by action sports athletes, musicians, and artists. David does not take a salary at this time.

Position: Treasurer
Dates of Service: September, 2018 - Present
Responsibilities: David is responsible for corporate liquidity, investments, and risk management related to the Company's financial activities.

Position: Director
Dates of Service: September, 2018 - Present
Responsibilities: David maintains all seats on the board of directors and makes larger decisions for the Company.

Other business experience in the past three years:

Employer: Newmark
Title: Managing Director
Dates of Service: August, 2010 - Present
Responsibilities: Mr Larson Mr. Larson specializes in debt placement, investment sales, structured finance and buy-side advisory. He is adept in numerous real estate strategies, including real estate strategic planning, land use advisory, and debt capital markets execution. Since joining the firm, Mr. Larson has been involved in over $700 million in debt arrangement, investment sales, and structured finance transactions.

Name: Silvio Leal

Silvio Leal's current primary role is with Seagate Consulting. Silvio Leal currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: September, 2018 - Present
Responsibilities: Mr. Leal has a long career of success in working with both entrepreneurial and large multinational companies including Moët Hennessy, Brown Forman, Duty Free Americas. He oversees strategic planning, brand development, operations management and business development. Mr. Leal also assists in marketing strategy and plan; commercial plan; budget forecasts. Developing and analyzing production and cost plans. Mr. Leal does not take a salary at this time.

Other business experience in the past three years:

Employer: Seagate Consulting
Title: President
Dates of Service: January, 2009 - Present
Responsibilities: Developing a portfolio of premium spirits of private label brands. Business Development Advisor for Latin American duty free and domestic markets. Mr. Leal implements brand launch strategies for the US market. He specializes in developing management programs of US distributors for suppliers.

Other business experience in the past three years:

Employer: Siboney Wine & Spirits Merchants, Inc.
Title: VP/Partner
Dates of Service: November, 2008 - Present
Responsibilities: Joint Venture Partner with NewsLink and Duty Free Americas in Miami International Airport retail shops.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock
Stockholder Name: David Larson
Amount and nature of Beneficial ownership: 718,634
Percent of class: 60.7

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 144,927 of Common Stock.

Common Stock

The amount of security authorized is 3,000,000 with a total of 1,208,288 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the Corporation's capital stock may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law. Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the Certificate of Incorporation

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance

documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common equity shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be

resold for a period of one (1) year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of you or your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering common equity shares in the amount of up to $999,996.30 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent

accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will

intensify. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell products is dependent on approval from certain government regulations, such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), and other relevant government laws and regulations, which may vary on both the state and federal level. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of products may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell our product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Capsaicin Holdings Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Capsaicin Holdings, Inc. could harm our reputation and materially negatively impact our financial condition and business. Supplier risk WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS. FAILURE TO OBTAIN SATISFACTORY PERFORMANCE FROM OUR SUPPLIERS OR LOSS OF OUR EXISTING SUPPLIERS COULD CAUSE US TO LOSE SALES, INCUR ADDITIONAL COSTS AND LOSE CREDIBILITY IN THE MARKETPLACE. Although we believe we have a reliable source for a sufficient amount of tequila to meet projected demand for at least the next five to six years, we do not have long- term written agreements with any of our suppliers, and there can be no assurance we will be able to source adequate amounts of spirits or flavors at satisfactory terms and conditions in the future. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products or the loss of our existing suppliers could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to find suitable alternatives, our business could be negatively impacted. Distribution Risk WE DEPEND ON OUR INDEPENDENT WHOLESALE DISTRIBUTORS TO DISTRIBUTE OUR PRODUCTS. THE FAILURE OR INABILITY OF EVEN A FEW OF OUR DISTRIBUTORS TO ADEQUATELY DISTRIBUTE OUR PRODUCTS WITHIN THEIR TERRITORIES COULD HARM OUR SALES AND RESULT IN A DECLINE IN OUR RESULTS OF OPERATIONS. We are required by law to use state licensed distributors or, in 19 states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in each state we have opened a market; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations. Inventory Risk WE MUST MAINTAIN A RELATIVELY LARGE INVENTORY OF

OUR PRODUCTS TO SUPPORT CUSTOMER DELIVERY REQUIREMENTS, AND IF THIS INVENTORY IS LOST DUE TO THEFT, FIRE OR OTHER DAMAGE OR BECOMES OBSOLETE, OUR RESULTS OF OPERATIONS WOULD BE NEGATIVELY IMPACTED. We must maintain relatively large inventories to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products' packaging, which would increase our operating losses and negatively impact our results of operations. Intellectual Property Risk OUR FAILURE TO PROTECT OUR TRADEMARKS AND TRADE SECRETS COULD COMPROMISE OUR COMPETITIVE POSITION AND DECREASE THE VALUE OF OUR BRAND. Our business and prospects depend in part on our ability to develop and maintain favorable consumer recognition of our brands and trademarks. Although we actively apply for registration of our brands and trademarks, such registrations may prove to be less protective of our rights than we believe is optimal and may be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know- how or recipes, the appeal, and thus the value, of our brand could be reduced, negatively impacting our sales and growth potential. Contract Risk WE MAY BE UNSUCCESSFUL IN OUR ATTEMPTS TO NEGOTIATE FAVORABLE CONTRACTS. As the Company seeks to develop its business, it expects to enter a broad range of material contacts, including but not limited to real property leases, construction or renovation agreements, spirits purchase agreements, spirits storage agreements and distribution agreements. There can be no assurance that the Company will be able to successfully negotiate such contracts on favorable terms, or at all, or that disputes and disagreements will not emerge with respect to proposed or executed contracts. The Company has entered into a number of fixed commitments with respect to the purchase and storage of spirits, the lease of office space and the engagement of various executives and employees. The Company's obligations under such agreements are generally fixed and the Company has limited right to terminate any contracts absent a breach of the contract by the counterparty. The Chief Executive Officer does not currently receive a salary for his role with the Company and splits his time between working at Sandinista and another job. David Larson, the CEO of Capsaicin Holdings, Inc. (Sandinista), does not currently receive a salary for his work at Sandinista and splits his time working between Sandinista and another company. Although David is the majority shareholder in Sandinista, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits his time. David may begin to take a salary as the Company ramps up operations, however, there is no guarantee David will be paid a salary for his work at Sandinista. We have existing Intellectual Property that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns five trademarks, multiple copyrights, two Internet domain names, and multiple trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to

continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. The Company will need a significant amount of additional capital, which could dilute your investment. For the Company to fully implement its business plan, it will need to obtain capital substantially in excess of its current capitalization and the proceeds of this offering, and no assurance can be given that the Company will be able to obtain such funds upon favorable terms and conditions, if at all. Failure to do so could have a material adverse effect on the Company's business. Moreover, additional sales of securities and the issuance and exercise of convertible securities, such as options and warrants, may dilute the interests of stockholders and affect the value of the Company's securities. The Company intends to raise additional capital through additional sales of securities. Such sales may be in the form of convertible promissory notes or other convertible instruments, shares of preferred stock, common stock, stock options, warrants or other securities that may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation and conversion and redemption rights, subject to applicable law. Such issuances and the exercise of any convertible securities (including stock options) will dilute the percentage ownership of the Company's stockholders, may affect the value of the Company's capital stock and could adversely affect the rights of the holders of such stock, thereby reducing the value of such stock. Moreover, any exercise of convertible securities may adversely affect the terms upon which the Company will be able to obtain additional equity capital, since the holders of such convertible securities can be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to it than those provided in such convertible securities. Investors should not rely on the accuracy of forward-looking statements made by the Company. To the extent that the Company or any of its officers were to provide any projections, financial forecasts, or other forward-looking statements to investors in this offering, investors must recognize that any such forward-looking statements are based upon assumptions and estimates. The Company cannot make any representations as to the accuracy and reasonableness of such assumptions or the forward-looking statements based thereon. The validity and accuracy of those forward-looking statements will depend in large part on future events that the Company cannot foresee, and may or may not prove to be correct. Consequently, there can be no assurance that the actual operating results of the Company will correspond to any of the projections or forecasts. Accordingly, an investment in the Company should not be made in reliance on projections or forecasts prepared by the Company. The Company faces early stage risks and other risks it has not yet identified. The Company was first formed as a Delaware corporation on September 17, 2018. The Company has no significant operating history. No assurance can be given that the Company will operate profitably in the future. As an early stage company, the Company may experience under- capitalization, cash shortages, setbacks in employee recruitment or customer solicitation efforts, and other risks common to emerging businesses. No assurance can be given that the Company will be able to successfully implement any or all of its business plan, or if implemented, that it will accomplish the desired objectives of operation, expansion or creation of additional revenues and earnings. The Company faces significant competition, including competition from companies with significantly greater resources than it has, and if the Company is unable to compete effectively with these companies, its market share may decline and its business could be harmed. The liquor industry is already highly competitive and new competitors appear to be entering the market regularly. Many of the Company's competitors may have substantially greater financial, marketing, product development and human resources than the Company. Accordingly, even if the Company's products and services can be commercially marketed and implemented, and

even if there is a large market for those products and services, there can be no assurance that the Company's products and services will be purchased or used by consumers at a rate sufficient for the Company to achieve its growth objectives. The Company's management recognizes that the Company will, therefore, be forced to compete primarily based on price, performance, quality, and other factors. Management believes that the ability of the Company to achieve sustained profitability will depend primarily on its ability to establish its brand and place its products in the hands of consumers, on the theory that market penetration will establish a platform for future market success, the development of brand recognition, and the opportunity to charge higher prices based on its history of success and brand identity. This approach requires that the Company's management perform at an extraordinary level and is fraught with risks, many of which are beyond the Company's control or ability to foresee. The Company is highly reliant on third-parties. The Company's ability to implement its business plan is entirely dependent on the ability of the Company to secure proper personnel, develop, market, and sell its products. Although the Company is creating contingency plans to replace its current service providers in the event that the one fails to produce a functional product, the implementation of those contingency plans would not be seamless, would take time and would involve significant risk of failure. The Company is dependent on its key personnel. The ability of the Company to develop and market its products and to maintain a competitive position in light of market developments will depend, in large part, on its ability to attract and retain qualified personnel. Competition for such personnel is substantial, and no assurance can be given that the Company will be able to attract and retain such personnel. The Company is dependent in particular upon the services of its founders, David Larson and Silvio Leal. If either decide to withdraw from the management of the Company,, or otherwise became unable to dedicate their time to the development of the Company, it is not likely that the Company could replace them without very substantial disruption to the Company's business, which may lead to material adverse consequences for its operations and prospects. The Company's founders will continue to control the voting stock. The Company's founding shareholders currently own the vast majority of the Company's outstanding common stock and are expected to continue to own a majority of the voting control of the Company for the foreseeable future. As a result of this concentration of ownership, the founders will have the ability to elect the Board of Directors of the Company and determine most aspects of the Company's operations and transactions, subject only to the fiduciary duties and minority stockholder voting rights imposed by law or the Company's charter documents. The Company does not intend to pay dividends. The Company has not paid cash dividends on its capital stock to date and does not anticipate that any cash dividends will be declared or paid in the foreseeable future. The Company presently intends to retain future earnings, if any, to finance the expansion and growth of its business. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs and plans for expansion. The Company is a private company and no market exists for the sale or resale of any debt or equity securities that you purchase. No public market for any of the Company's debt or equity securities exists. A recognized market for the Company's securities may never develop and you therefore may not be able to liquidate your investment. The securities the Company is offering have not been registered under the Securities Act or applicable state securities laws, and are being offered in reliance upon an exemption from registration under the Securities Act and applicable state securities laws. The securities subject to this offering can only be transferred or resold in a transaction registered under or exempt from the Securities Act and applicable state securities laws. Therefore, you may be unable to liquidate the investment and should be prepared to bear the economic risk of

such investment for an indefinite period. The Company's Directors have limited liability under Delaware law. Pursuant to the Company's Articles of Incorporation and Delaware law, its Directors are not liable to the Company or its stockholders for monetary damages for breach of fiduciary duty, except for: (i) liability in connection with a breach of the duty of loyalty; (ii) acts or omissions not in good faith; (iii) acts or omissions that involve intentional misconduct or a knowing violation of law; (iv) dividend payments or stock repurchases that are illegal under Delaware law; or (v) any transaction in which a director has derived an improper personal benefit. You could lose your entire investment. If the Company does not raise a sufficient amount of funds to implement and continue its business plan, including funds in excess of this offering, the Company may not be able to continue as a viable entity and you may lose your entire investment. Risks Associated with Listing Maintenance THE SALES OF OUR PRODUCTS COULD DECREASE SIGNIFICANTLY IF WE CANNOT SECURE AND MAINTAIN LISTINGS IN THE CONTROL STATES. In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

Capsaicin Holdings, Inc.

By   /s/ *David Larson*

Name: <u>Capsaicin Holdings, Inc</u>

Title: CEO, Director, Treasurer, Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

CAPSAICIN HOLDINGS, INC.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2022

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Capsaicin Holdings, Inc.
Miami, Florida

We have reviewed the accompanying financial statements of Capsaicin Holdings, Inc., which comprise the balance sheets as of December 31, 2022, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
April 11, 2023

CAPSAICIN HOLDINGS, INC.
BALANCE SHEET
DECEMBER 31, 2022
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	25,219
TOTAL CURRENT ASSETS		25,219
OTHER ASSETS		
Intangible assets		240,104
TOTAL ASSETS	$	265,323

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	58,855
TOTAL CURRENT LIABILITIES		58,855
TOTAL LIABILITIES		58,855
SHAREHOLDERS' EQUITY		
Common stock, see note 3		271
Additional paid-in capital		411,446
SAFE obligations		-
Accumulated deficit		(205,249)
TOTAL SHAREHOLDERS' EQUITY		206,468
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	265,323

See independent accountant's review report and accompanying notes to financial statements.

CAPSAICIN HOLDINGS, INC.
STATEMENT OF INCOME
DECEMBER 31, 2022
(unaudited)

REVENUES	$	**17,817**
COST OF GOODS SOLD		**6,500**
GROSS PROFIT		**11,317**
OPERATING EXPENSES		
Amortization expense		**14,640**
Advertising and marketing		**10,562**
General and administrative		**50,329**
Legal and professional fees		**19,900**
TOTAL OPERATING EXPENSES		**95,431**
NET OPERATING LOSS		**(84,114)**
NET LOSS	$	**(84,114)**

See independent accountant's review report and accompanying notes to financial statements.

CAPSAICIN HOLDINGS, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2022
(unaudited)

	Common Stock		Additional	SAFE	Retained Earnings	
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2022	1,498,367	$ 150	$ 17,693	$ 266,000	$ (121,135)	$ 162,708
Issuance of common stock	24,107	3	131,424	-	-	$ 131,427
Share issuance costs	-	-	(3,553)	-	-	$ (3,553)
Conversion of SAFE obligations	1,183,801	118	265,882	(266,000)	-	$ -
Net loss	-	-	-	-	(84,114)	$ (84,114)
ENDING BALANCE, DECEMBER 31, 2022	**2,706,275**	**$ 271**	**$ 411,446**	**$ -**	**$ (205,249)**	**$ 206,468**

See independent accountant's review report and accompanying notes to financial statements.

CAPSAICIN HOLDINGS, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2022
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$	(84,114)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization expense		14,640
Increase (decrease) in liabilities:		
Accounts payable		58,855
CASH USED FOR OPERATING ACTIVITIES		(10,619)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets		(99,229)
CASH USED FOR INVESTING ACTIVITIES		(99,229)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		127,874
CASH PROVIDED BY FINANCING ACTIVITIES		127,874
NET INCREASE IN CASH		18,026
CASH AT BEGINNING OF YEAR		7,193
CASH AT END OF YEAR	$	25,219

CASH PAID DURING THE YEAR FOR:

INTEREST	$	-
INCOME TAXES	$	-

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Capsaicin Holdings, Inc. dba Sandinista (the "Company") was incorporated in the State of Delaware on September 17, 2018. The Company specializes in producing a Sandinista tequila with flavors of agave, lime, sriracha and a secrete company spice mix that can be used as a shot or added to mixed drinks. Additionally, the Company has merchandise of t-shirts and pom ski hats to promote the Sandinista tequila.

Going Concern
Since Inception, the Company has relied on funds from SAFE obligations issued and common stock issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with no revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to finish the development of the Tequila.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Intangible Assets
The Company accounts for intangible assets (including trademarks, intellectual property and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill

1.   **Summary of Significant Accounting Policies (continued)**

Intangible Assets (continued)
impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $14,640 for the years ended December 31, 2022.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Florida.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would

See independent accountant's review report.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling Sandinista Tequila. The Company's payments are generally collected upfront. For the year ending December 31, 2022, the Company recognized $17,817 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 3,000,000 shares, at $0.0001 par value per share. As of December 31, 2022, 2,706,275 shares have been issued and are outstanding.

SAFE Obligations
During 2019 - 2021, the Company entered into a total of $266,000 of SAFE obligations, with third parties. These notes have no maturity dates. The terms of the agreements provide investors the right to future equity in the Company. The valuation cap on the agreements entered into are $6,000,000 with 20% discount rates.

During 2022, the Company converted all outstanding SAFE obligations into 1,183,801 shares of common stock.

4.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on September 17, 2018 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

5.   **Subsequent Events**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in sales of common stock. The Company is attempting to raise a minimum amount of $10,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine Capital, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 1% - 13% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through April 11, 2023, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

CERTIFICATION

I, David Larson, Principal Executive Officer of Capsaicin Holdings, Inc., hereby certify that the financial statements of Capsaicin Holdings, Inc. included in this Report are true and complete in all material respects.

David Larson

CEO, Director, Treasurer, Principal Accounting Officer